FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2012 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

•	Net operating income before loan impairment charges and other credit risk provisions up 16% to HK$84,977m (HK$73,456m in the first half of 2011).

•	Profit before tax up 25% to HK$57,988m (HK$46,234m in the first half of 2011).

•	Attributable profit up 30% to HK$44,690m (HK$34,292m in the first half of 2011).

•	Return on average shareholders’ equity of 24.8% (22.5% in the first half of 2011).

•	Total assets up 3% to HK$5,762bn (HK$5,607bn at the end of 2011).

•	Cost efficiency ratio of 40.1% (45.2% for the first half of 2011).

Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

After a resilient start to 2012, Asian economies slowed markedly in the second quarter of the year. Concerns over the solution to the European debt crisis contributed to a reduction in demand for Asian exports, particularly from mainland China, which also experienced a moderation in growth in construction and household spending. Demand from the US also remained muted. Lower demand from Europe and mainland China reduced levels of export related activity in Hong Kong and growth slowed, though domestic demand remained buoyant and retail sales grew strongly. Singapore also experienced a slowdown in the second quarter, but inflation remained high. Persistently high inflation also remains a challenge for India, where monetary tightening led to a reduction in growth during the period.

Although weak demand from the West is likely to persist during the remainder of the year, anticipated monetary and fiscal easing in mainland China should stimulate an improvement in Asia's rates of growth in intra-regional trade and economic activity. Asia is now less reliant on the West for trade and growth should therefore remain more resilient than in previous downturns, given the right policy responses. There remains a risk that European banks may once again reduce credit supply in Asia, but the region's banking systems are strong and have proven to be capable of meeting demand for lending where it arises, gaining market share in the process. The global economy remains fragile and vulnerable to setbacks, but Asia is nonetheless likely to maintain good rates of growth, driven primarily by consumption and investment in mainland China, which is increasingly driving regional demand. In this environment, we see good opportunities to continue to serve our customers through our extensive network, and gain market share through meeting their financial needs.

Notwithstanding the challenges posed by the mixed economic environment of the first half of 2012, The Hongkong and Shanghai Banking Corporation Limited delivered a sound and broadly-based performance. Profit before tax for the period was HK$57,988m, 25% higher than in the first half of 2011. This included gains of HK$4,471m from the sale of subscale activities in Japan and Thailand and non-core investments in India and the Philippines. These disposals demonstrate progress in our strategy of simplifying the group and eliminating non-core or subscale businesses, allowing us to focus our capital and resources on our core businesses. In addition to these completed sales, we also announced the sale of our general insurance businesses in Hong Kong and Singapore to AXA and QBE. Following the sale we will continue to distribute general insurance products to our customers under agreements with these buyers. In July 2012, we announced the proposed sale of Global Payments Asia-Pacific Limited to partner Global Payments Inc. In Hong Kong, profits grew strongly driven by growth in lending and trading revenues and further development in our customers' activities with mainland China. In the Rest of Asia Pacific, profits growth was supported by last year's strong loan and deposit increases, and higher contributions from our associates in mainland China.

During the period we maintained our focus on our key priority growth markets in the region, namely Hong Kong, mainland China, India, Indonesia, Singapore, Malaysia and Australia. We continued to execute our strategy to leverage our international connectivity and increase cross-sell activity across our businesses and in a broad range of products and services. We maintained our position as a leading international bank for offshore renminbi products and services and, through our global renminbi trade settlement capability, we are well positioned to capture the growth in renminbi denominated trade finance. Customer loans grew by 4% during the period, while deposits grew by 1%, and at the half-year the loans to deposits ratio stood at 61.9%.

In competitive markets for both loans and deposits, margins remained stable during the period. We maintained tight control of operating expenses, while continuing to invest for future growth, and the cost efficiency ratio improved from 45.2% to 40.1% on a reported basis and to 42.3% excluding the gains on sales noted earlier. The loan impairment charge remained low in Hong Kong, but rose in the Rest of Asia Pacific, largely as a result of impairments on a small number of specific exposures. While there has been a slight deterioration in average corporate credit grades, overall the quality of the loan book remains sound and we continue to exercise vigilance towards lending.

In Retail Banking and Wealth Management ('RBWM'), profits increased by 18%. Revenues grew from higher loan balances following successful marketing campaigns and a strong performance in insurance, partly offset by weaker investor sentiment which impacted brokerage income and unit trust fees. In Hong Kong we maintained our leading market positions in deposits, mortgages, credit cards, life insurance and mandatory provident funds. We continued to invest in enhancing our wealth management services and sales productivity in the region. Asset growth remained focused on residential mortgages and the loan book continued to perform well, with loan impairment charges remaining low. In line with our strategy, we completed the sale of our RBWM business in Thailand. We continued to expand our branch network in order to capture growth opportunities in mainland China, Malaysia and Taiwan.

Commercial Banking ('CMB') increased lending to customers around the region and revenues in both trade finance and Payments and Cash Management continued to grow strongly. Profits were up by 17%. We continued to leverage our global network to capture the growing trade and capital flows with mainland China. Collaboration with Global Banking and Markets ('GB&M') continued to provide a growing contribution to revenues, particularly in foreign exchange products. We strengthened our position in the provision of renminbi denominated products and won a number of prestigious awards in the Asiamoney Offshore Renminbi Survey, coming top in all seven product categories. Costs were well controlled during the period, growing by less than revenues. Our focus remained on supporting our customers in growing their businesses, particularly through financing their international trade, payments, foreign exchange and cash management and providing advisory services.

Global Banking and Markets delivered a robust business performance and profits increased by 18%. We continued to grow lending, notably in mainland China. Fee income increased, particularly in Hong Kong, driven by Payments and Cash Management, credit facilities and debt capital markets transactions. Trading income benefited from client activity in Rates and Foreign Exchange in particular. We maintained a strong focus on asset quality and loan impairment charges remained very low. The positive results of recent investments were evident in a number of significant industry awards. Among these were six Euromoney Awards for Excellence in Asia, including Best Debt House, Best Flow House, Best Risk House, Best Project Finance House, Best Bank in Hong Kong and Best Debt House in Hong Kong.

During the second half of 2012, although the conditions are in place for economic growth in Asia to pick up in response to policy stimulus, confidence is likely to remain fragile while uncertainties persist over Western economies, leading to customer caution and, in consequence, relatively modest growth in demand for lending and other financial services. With our strong capital and liquidity we remain well placed to continue to serve our customers' needs when and where they arise, through an unrivalled network connecting their businesses around the world.

Results by Geographical Region

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income	19,622	21,370	-	40,992

Net fee income	11,953	7,906	-	19,859

Net trading income	5,027	7,117	-	12,144

Net income from financial instruments designated at fair value	645	297	-	942

Gains less losses from financial investments	2,185	195	-	2,380

Dividend income	329	25	-	354

Net earned insurance premiums	23,967	3,064	-	27,031

Other operating income	6,401	3,625	(2,099)	7,927

Total operating income	70,129	43,599	(2,099)	111,629

Net insurance claims incurred and movement in policyholders' liabilities	(23,990)	(2,662)	-	(26,652)

Net operating income before loan impairment charges and other credit risk provisions	46,139	40,937	(2,099)	84,977

Loan impairment charges and other credit risk provisions	(264)	(1,952)	-	(2,216)

Net operating income	45,875	38,985	(2,099)	82,761

Operating expenses	(18,211)	(17,958)	2,099	(34,070)

Operating profit	27,664	21,027	-	48,691

Share of profit in associates and joint ventures	438	8,859	-	9,297

Profit before tax	28,102	29,886	-	57,988

Share of profit before tax	48.5%	51.5%		100%

Cost efficiency ratio	39.5%	43.9%		40.1%

Net loans and advances to customers	1,233,329	988,292	-	2,221,621

Total assets	3,702,828	2,567,749	(508,118)	5,762,459

Customer accounts	2,326,870	1,260,031	-	3,586,901

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income	16,872	18,845	(2)	35,715

Net fee income	11,754	8,185	-	19,939

Net trading income	4,362	6,442	2	10,806

Net income from financial instruments designated at fair value	309	39	-	348

Gains less losses from financial investments	247	(178)	-	69

Dividend income	543	2	-	545

Net earned insurance premiums	20,216	2,666	-	22,882

Other operating income	7,151	1,256	(2,219)	6,188

Total operating income	61,454	37,257	(2,219)	96,492

Net insurance claims incurred and movement in policyholders' liabilities	(20,953)	(2,083)	-	(23,036)

Net operating income before loan impairment charges and other credit risk provisions	40,501	35,174	(2,219)	73,456

Loan impairment charges and other credit risk provisions	(186)	(802)	-	(988)

Net operating income	40,315	34,372	(2,219)	72,468

Operating expenses	(17,699)	(17,705)	2,219	(33,185)

Operating profit	22,616	16,667	-	39,283

Share of profit in associates and joint ventures	243	6,708	-	6,951

Profit before tax	22,859	23,375	-	46,234

Share of profit before tax	49.4%	50.6%		100%

Cost efficiency ratio	43.7%	50.3%		45.2%

Net loans and advances to customers	1,193,969	930,218	-	2,124,187

Total assets	3,574,763	2,313,617	(391,321)	5,497,059

Customer accounts	2,220,666	1,230,011	-	3,450,677

Results by Geographic Global Business

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income/(expense)	10,871	5,963	4,298	(1,848)	338	19,622

Net fee income	6,401	3,355	2,113	84	-	11,953

Net trading income/(expense)	466	664	4,286	(51)	(338)	5,027

Net income/(loss) from financial instruments designated at fair value	695	(139)	122	(33)	-	645

Gains less losses from financial investments	(7)	-	32	2,160	-	2,185

Dividend income	1	-	14	314	-	329

Net earned insurance premiums	20,884	3,022	61	-	-	23,967

Other operating income	2,772	269	254	4,111	(1,005)	6,401

Total operating income	42,083	13,134	11,180	4,737	(1,005)	70,129

Net insurance claims incurred and movement in policyholders' liabilities	(21,293)	(2,650)	(47)	-	-	(23,990)

Net operating income before loan impairment charges and other credit risk provisions	20,790	10,484	11,133	4,737	(1,005)	46,139

Loan impairment (charges)/ releases and other credit risk provisions	(340)	(13)	89	-	-	(264)

Net operating income	20,450	10,471	11,222	4,737	(1,005)	45,875

Operating expenses	(6,948)	(2,746)	(5,189)	(4,333)	1,005	(18,211)

Operating profit	13,502	7,725	6,033	404	-	27,664

Share of profit in associates and joint ventures	148	48	22	220	-	438

Profit before tax	13,650	7,773	6,055	624	-	28,102

Share of profit before tax	23.5%	13.4%	10.5%	1.1%	-	48.5%

Net loans and advances to customers	452,110	455,246	315,669	10,304	-	1,233,329

Customer accounts	1,433,785	623,470	266,347	3,268	-	2,326,870

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income/(expense)	9,774	4,867	3,899	(1,822)	154	16,872

Net fee income	7,066	2,767	1,843	78	-	11,754

Net trading income/(expense)	479	672	3,424	(58)	(155)	4,362

Net income/(loss) from financial instruments designated at fair value	502	(207)	14	(1)	1	309

Gains less losses from financial investments	-	-	153	94	-	247

Dividend income	1	4	84	454	-	543

Net earned insurance premiums	17,075	3,066	75	-	-	20,216

Other operating income	2,915	641	179	4,311	(895)	7,151

Total operating income	37,812	11,810	9,671	3,056	(895)	61,454

Net insurance claims incurred and movement in policyholders' liabilities	(18,236)	(2,658)	(59)	-	-	(20,953)

Net operating income before loan impairment charges and other credit risk provisions	19,576	9,152	9,612	3,056	(895)	40,501

Loan impairment (charges)/ releases and other credit risk provisions	(300)	(56)	170	-	-	(186)

Net operating income	19,276	9,096	9,782	3,056	(895)	40,315

Operating expenses	(6,939)	(2,687)	(4,915)	(4,053)	895	(17,699)

Operating profit/(loss)	12,337	6,409	4,867	(997)	-	22,616

Share of profit in associates and joint ventures	24	10	7	202	-	243

Profit/(loss) before tax	12,361	6,419	4,874	(795)	-	22,859

Share of profit before tax	26.7%	13.9%	10.5%	(1.7)%	-	49.4%

Net loans and advances to customers	420,233	455,490	304,471	13,775	-	1,193,969

Customer accounts	1,366,892	581,805	267,310	4,659	-	2,220,666

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income	6,953	5,365	9,393	92	554	(987)	21,370

Net fee income/(expense)	3,207	2,048	2,616	57	(22)	-	7,906

Net trading income/(expense)	336	762	5,058	7	(34)	988	7,117

Net income/(loss) from financial instruments designated at fair value	316	4	(10)	-	(12)	(1)	297

Gains less losses from financial investments	(7)	6	8	(1)	189	-	195
						-
Dividend income	1	-	-	-	24	-	25

Net earned insurance premiums	2,624	439	-	1	-	-	3,064

Other operating income	1,310	342	256	503	1,482	(268)	3,625

Total operating income	14,740	8,966	17,321	659	2,181	(268)	43,599

Net insurance claims incurred and movement in policyholders' liabilities	(2,274)	(387)	-	(1)	-	-	(2,662)

Net operating income before loan impairment charges and other credit risk provisions	12,466	8,579	17,321	658	2,181	(268)	40,937

Loan impairment (charges) releases and other credit risk provisions	(796)	(1,018)	(137)	1	(2)	-	(1,952)

Net operating income	11,670	7,561	17,184	659	2,179	(268)	38,985

Operating expenses	(8,682)	(3,787)	(4,978)	(155)	(624)	268	(17,958)

Operating profit	2,988	3,774	12,206	504	1,555	-	21,027

Share of profit in associates and joint ventures	1,095	5,678	2,080	-	6	-	8,859

Profit before tax	4,083	9,452	14,286	504	1,561	-	29,886

Share of profit before tax	7.0%	16.3%	24.6%	0.9%	2.7%	-	51.5%

Net loans and advances to customers	327,083	319,961	337,092	2,740	1,416	-	988,292

Customer accounts	465,665	325,751	462,031	5,421	1,163	-	1,260,031

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income	6,936	4,514	7,752	80	405	(842)	18,845

Net fee income	3,449	2,019	2,670	84	(37)	-	8,185

Net trading income/(expense)	387	584	4,899	37	(307)	842	6,442

Net income/(loss) from financial instruments designated at fair value	56	14	4	-	(35)	-	39

Gains less losses from financial investments	(2)	11	(181)	-	(6)	-	(178)

Dividend income	(1)	-	-	-	3	-	2

Net earned insurance premiums	1,753	913	-	-	-	-	2,666

Other operating income	547	246	251	4	430	(222)	1,256

Total operating income	13,125	8,301	15,395	205	453	(222)	37,257

Net insurance claims incurred and movement in policyholders' liabilities	(1,345)	(738)	-	-	-	-	(2,083)

Net operating income before loan impairment charges and other credit risk provisions	11,780	7,563	15,395	205	453	(222)	35,174

Loan impairment (charges) releases and other credit risk provisions	(874)	40	32	-	-	-	(802)

Net operating income	10,906	7,603	15,427	205	453	(222)	34,372

Operating expenses	(9,119)	(3,574)	(4,721)	(187)	(326)	222	(17,705)

Operating profit	1,787	4,029	10,706	18	127	-	16,667

Share of profit in associates and joint ventures	836	4,216	1,645	-	11	-	6,708

Profit before tax	2,623	8,245	12,351	18	138	-	23,375

Share of profit before tax	5.7%	17.8%	26.8%	-	0.3%	-	50.6%

Net loans and advances to customers	324,579	281,181	315,012	8,058	1,388	-	930,218

Customer accounts	462,314	311,184	438,547	16,886	1,080	-	1,230,011

Results by Geographic Region (continued)

Hong Kong reported pre-tax profits of HK$28,102m compared with HK$22,859m in the first half of 2011, an increase of 23%.

The increase in profits was driven by higher net interest income in RBWM and CMB coupled with the gain on sale of our shares in two Indian banks. Trading revenues were higher in GB&M resulting from positive performances in the Rates, Foreign Exchange and Credit businesses. These increases were partly offset by higher operating expenses, including staff costs.

In RBWM, we were awarded the 'Best Wealth Management Award' from The Asian Banker. We announced the sale of our general insurance business enabling us to focus on life insurance manufacturing where we maintained our market leadership position. We launched a dual currency Hong Kong dollar and renminbi credit card for customers who travel frequently between Hong Kong and mainland China that offers payment flexibility and protection against fluctuating exchange rates. We maintained our market leadership position in deposits, mortgages and mandatory provident funds as well as credit cards where we received 26 awards from Visa, Mastercard and China UnionPay.

In CMB we capitalised on our international connectivity and our standing as a leading trade finance bank to grow trade-related revenues, particularly with mainland China. Cross-border referrals between Hong Kong and mainland China grew by 13% and by 10% between Hong Kong and the rest of the world. The collaboration between CMB and GB&M continued to strengthen, with growth of 16% in revenues which are shared between the global businesses, most notably from the provision of foreign exchange products to our corporate customers. We also won the 'Best SME Partner Award' from the Hong Kong General Chamber of Small and Medium Business for the seventh consecutive year.

In GB&M we led the market in Hong Kong dollar bond issuance and participated in several significant debt capital markets transactions. We continued to lead the market in offshore renminbi bond issuance with several high profile deals completed in the first half of 2012 for multinationals accessing the market.

We reinforced our position as a leading international bank for offshore renminbi products, topping all seven product categories in Asiamoney's inaugural Offshore Renminbi Survey, including 'Best Overall Products and Services', 'Best Clearance, Transaction Banking and Settlement' and 'Best for Deposits'.

Net interest income was 16% higher than in the first half of 2011, notably in RBWM and in CMB, driven primarily by wider deposit spreads and growth in balances of both customer loans and deposits.

We experienced growth in average lending balances in mortgages and personal loans in RBWM, following increased demand, and trade related lending in CMB as a result of customer acquisition campaigns launched in 2011 as we capitalised on trade and capital flows. In CMB, growth in trade-related lending returned in the first half of 2012 following reductions in the second half of 2011.

Net interest income also rose due to higher average deposit balances as we focused on funding lending growth with deposit acquisition. These were partly offset by narrower asset spreads, notably in residential mortgages in RBWM, as funding costs increased.

Net interest income from Balance Sheet Management was higher in the first half of 2012, through improved fund deployment amidst a consistently low interest rate environment.

Net fee income increased by 2%, primarily from higher trade related volumes as we successfully captured opportunities from international trade and capital flows, as well as our participation in several significant debt capital markets transactions in the first half of 2012. This increase was offset in RBWM, primarily by a reduction in brokerage income from lower market turnover as a result of weaker investor sentiment, and by lower fee income from unit trusts where customer preference shifted towards products with lower fees.

Net trading income increased by 15%, driven by a positive performance in GB&M, notably in Rates trading activities, which reflected greater market volatility and tightening of spreads, and in Foreign Exchange due to increased client activity. Credit trading revenues also rose due to favourable debt securities trading and increased volumes.

Net income from financial instruments designated at fair value was HK$645m compared with HK$309m in the first half of 2011 due to higher investment gains on assets held by the insurance business as a result of more favourable equity market conditions. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with discretionary participation features ('DPF'), there was a corresponding increase in
'Net insurance claims incurred and movement in liabilities to policyholders'.

Net earned insurance premiums increased by 19%, notably from insurance contracts with DPF, following higher sales volumes, reflecting strong sales and renewals of life insurance products as a result of product launches and marketing campaigns. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Gains less losses from financial investments were HK$2,185m, driven by the gain of HK$2,131m from the sale of our shares in Axis Bank Limited and Yes Bank Limited, two non-core investments in India.

Other operating income of HK$6,401m was HK$750m lower than in the first half of 2011. The fall in income was primarily due to the non-recurrence of the gain from the refinement to the present value of in-force insurance business ('PVIF') calculation methodology in the first half of 2011, partly offset by a rise in PVIF reflecting a favourable market conditions update and increased insurance sales in 2012. In addition, the gain on revaluation of investment properties was lower in 2012 than in the previous year.

Loan impairment charges and other credit risk provisions stayed at a low level at HK$264m as the credit environment remained stable and we maintained our focus on high levels of asset quality.

Operating expenses increased by 3% primarily due to wage inflation across the business and higher performance-related costs in GB&M reflecting increased revenue. Premises and equipment costs rose, mainly relating to systems implementation programmes and higher volume-driven processing charges, as well as increased property maintenance and rental costs. We continued to maintain strict cost control and progressed with the implementation of our organisational effectiveness programme that started in 2011.

Rest of Asia-Pacific reported pre-tax profits of HK$29,886m compared with HK$23,375m in the first half of 2011, an increase of 28%. Reported profits include gains from the sale of our RBWM business in Thailand of HK$811m, our global private banking ("GPB") business in Japan of HK$520m, and our interest in a property company in the Philippines of HK$1,009m.

Excluding the above gains, pre-tax profits rose by 18%, reflecting strong growth in lending and deposit balances, coupled with improved liability spreads. These were offset by higher expenses, in part due to HK$856m of restructuring costs arising from the ongoing strategic review of our businesses and support functions in the region, as well as higher loan impairment charges due to a small number of new individual impairments in CMB and GB&M. Increased profits from our associates in mainland China also contributed to our improved profitability.

In RBWM, we focused on capturing wealth management opportunities in the region. We continued to expand our branch network in mainland China, Malaysia and Taiwan and launched initiatives to enhance our multi-channel capabilities, including a mobile banking platform in Vietnam and expansion of the mobile functionality in mainland China, Australia and Singapore. We also carried out a detailed review of our loan approval process which reduced processing times. In Taiwan we launched Fundmax, a product that offers our customers the ability to invest in unit trusts with monthly management fees as an alternative to upfront fees.

In CMB, trade revenues grew as we capitalised on our global network to capture cross-border trade and capital flows, particularly with mainland China. Cross-border referrals between mainland China and the rest of the world increased by 11%. We were recognised as 'Financial institution of the year 2011' by the Brazil-China Chamber of Commerce for our contribution to the growth and development of the fast growing South-South trade corridor.

We continued to be a key participant in the internationalisation of the renminbi and we received approval from the People's Bank of China to be a market maker for direct trading between the renminbi and the Japanese Yen in mainland China's interbank market.

Net interest income increased by 13% due to higher average lending balances in CMB and GB&M, most notably in mainland China, as we captured international trade and capital flows. Residential mortgage balances also grew, primarily in Singapore, Malaysia, mainland China and Australia, driven by promotional campaigns. This was partly offset by narrower asset spreads, particularly in RBWM, due to competitive pricing pressures in residential mortgage lending in a number of markets.

Customer deposit balances rose, notably in Payments and Cash Management from new mandates and deposit acquisition as customers made use of our comprehensive product offering. This reflected our strategy of supporting growth in customer lending with core funding.

Net interest income from Balance Sheet Management was higher in the first half of 2012 primarily in mainland China, reflecting growth in the investment portfolio.

Net fee income decreased by 3%, most notably in RBWM due to lower fees in Japan following the discontinuation of our premier business and in Singapore as a result of weak investor sentiment. This was partly offset by increased fee income from CMB due to higher remittance revenue.

Net trading income increased by 10% compared with the first half of 2011, mainly from a strong performance in Rates trading activities in a number of countries in the region due to favourable movements in interest rates.

Net income from financial instruments designated at fair value was HK$297m compared with HK$39m in the first half of 2011, driven by higher investment gains on assets held by the insurance business, primarily in Singapore, due to positive equity market movements during the first half of 2012. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with DPF, there was a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Gains from financial investments were HK$195m compared with losses of HK$178m in first half of 2011, due to a disposal gain on investments managed by a private equity fund and a lower impairment loss on an equity investment in the first half of 2012 compared with 2011 in GB&M.

Net earned insurance premiums increased by 15% to HK$3,064m, primarily in Singapore as a result of increased renewals and new business volumes. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other operating income increased by HK$2,369m, due to gains from the sale of our RBWM business in Thailand of HK$811m, our GPB business in Japan of HK$520m and our interest in a property company in the Philippines of HK$1,009m.

Loan impairment charges and other credit risk provisions increased by HK$1,150m as a result of a specific impairment of a corporate exposure in Australia as well as individual loan impairment charges in India and New Zealand.

Operating expenses increased by 1% due to restructuring costs of HK$856m incurred across several countries as part of the ongoing strategic review of our businesses and support functions in the region. This resulted in a net reduction of more than 3,400 staff numbers in the first half of 2012, which was offset by inflationary pressures and business growth, including branch expansion in mainland China, Malaysia and Taiwan. However, we continued to maintain tight control on costs as part of the organisational effectiveness programme launched in 2011.

Share of profit from associates and joint ventures increased by 32% driven by higher profits from Bank of Communications as a result of loan growth and wider spreads. Fee income also increased from settlements and credit cards. The contribution from Industrial Bank rose as a result of strong growth in customer lending and higher fee-based revenue, which was partly offset by a rise in operating expenses.

Consolidated Income Statement
	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Interest income	57,787	50,677
Interest expense	(16,795)	(14,962)

Net interest income	40,992	35,715

Fee income	23,028	23,267
Fee expense	(3,169)	(3,328)

Net fee income	19,859	19,939

Net trading income	12,144	10,806
Net income from financial instruments designated at fair value	942	348
Gains less losses from financial investments	2,380	69
Dividend income	354	545
Net earned insurance premiums	27,031	22,882
Other operating income	7,927	6,188

Total operating income	111,629	96,492

Net insurance claims incurred and movement in policyholders' liabilities	(26,652)	(23,036)

Net operating income before loan impairment charges
and other credit risk provisions	84,977	73,456

Loan impairment charges and other credit risk provisions	(2,216)	(988)

Net operating income	82,761	72,468

Employee compensation and benefits	(19,525)	(18,970)
General and administrative expenses	(11,597)	(11,335)
Depreciation of property, plant and equipment	(2,043)	(1,884)
Amortisation and impairment of intangible assets	(905)	(996)

Total operating expenses	(34,070)	(33,185)

Operating profit	48,691	39,283

Share of profit in associates and joint ventures	9,297	6,951

Profit before tax	57,988	46,234

Tax expense	(9,424)	(8,897)

Profit for the period	48,564	37,337

Profit attributable to shareholders	44,690	34,292
Profit attributable to non-controlling interests	3,874	3,045

Consolidated Statement of Comprehensive Income
	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Profit for the period	48,564	37,337

Other comprehensive income

Available-for-sale investments:
- fair value changes taken to equity	9,569	(5,536)
- fair value changes transferred to the income statement on disposal	(2,429)	(75)
- fair value changes transferred to the income statement on hedged items
due to hedged risk	(461)	1
- income taxes	(432)	91

Cash flow hedges:
- fair value changes taken to equity	127	319
- fair value changes transferred to the income statement	(181)	(245)
- income taxes	6	(16)

Property revaluation:
- fair value changes taken to equity	2,432	6,451
- income taxes	(389)	(1,057)

Share of changes in equity of associates and joint ventures	644	(618)

Exchange differences	(2,057)	4,720

Actuarial losses on post-employment benefits:
- before income taxes	(568)	(1,025)
- income taxes	86	167

Other comprehensive income for the period, net of tax	6,347	3,177

Total comprehensive income for the period, net of tax	54,911	40,514

Total comprehensive income for the period attributable to:
- shareholders	50,654	36,959
- non-controlling interests	4,257	3,555

	54,911	40,514

Consolidated Statement of Financial Postion
	At 30 June 2012	At 31 December 2011
	HK$m	HK$m

ASSETS
Cash and short-term funds	920,794	919,906
Items in the course of collection from other banks	48,501	34,546
Placings with banks maturing after one month	262,908	198,287
Certificates of deposit	93,854	88,691
Hong Kong Government certificates of indebtedness	165,074	162,524
Trading assets	444,985	447,968
Financial assets designated at fair value	61,993	57,670
Derivatives	385,566	377,296
Loans and advances to customers	2,221,621	2,130,871
Financial investments	665,794	722,433
Amounts due from Group companies	150,496	152,730
Interests in associates and joint ventures	111,289	91,785
Goodwill and intangible assets	37,852	34,839
Property, plant and equipment	86,056	85,294
Deferred tax assets	2,206	2,325
Retirement benefit assets	95	111
Other assets	103,375	100,204

Total assets	5,762,459	5,607,480

LIABILITIES
Hong Kong currency notes in circulation	165,074	162,524
Items in the course of transmission to other banks	61,296	47,163
Deposits by banks	227,276	222,582
Customer accounts	3,586,901	3,565,001
Trading liabilities	197,131	171,431
Financial liabilities designated at fair value	41,171	40,392
Derivatives	385,632	383,252
Debt securities in issue	82,129	77,472
Retirement benefit liabilities	8,718	8,097
Amounts due to Group companies	113,133	108,423
Other liabilities and provisions	111,177	108,314
Liabilities under insurance contracts issued	227,604	209,438
Current tax liabilities	7,783	4,126
Deferred tax liabilities	14,911	14,712
Subordinated liabilities	16,101	16,114
Preference shares	95,003	97,096

Total liabilities	5,341,040	5,236,137

EQUITY
Share capital	45,404	30,190
Other reserves	120,113	112,218
Retained profits	215,796	188,416
Proposed dividend	7,500	10,000

Total shareholders' equity	388,813	340,824
Non-controlling interests	32,606	30,519

Total equity	421,419	371,343

Total equity and liabilities	5,762,459	5,607,480

Consolidated Statement of Changes in Equity
	Half-year ended 30 June 2012	Half-year ended 31 December 2011	Half-year ended 30 June 2011
	HK$m	HK$m	HK$m

Share capital
At beginning of period	30,190	22,494	22,494
Shares issued	15,214	7,696	-

	45,404	30,190	22,494

Retained profits and proposed dividend
At beginning of period	198,416	187,037	173,254
Dividends paid	(17,500)	(14,000)	(19,000)
Movement in respect of share-based payment arrangements	(375)	5	86
Other movements	-	(1)	(2)
Transfers	(1,430)	(6,116)	(823)
Total comprehensive income for the period	44,185	31,491	33,522

	223,296	198,416	187,037

Other reserves
Property revaluation reserve
At beginning of period	38,939	34,489	29,980
Other movements	-	24	(24)
Transfers	(494)	(487)	(382)
Total comprehensive income for the period	1,855	4,913	4,915

	40,300	38,939	34,489

Available-for-sale investment reserve
At beginning of period	29,786	51,543	57,553
Other movements	8	(5)	(2)
Total comprehensive income/(expense) for the period	6,745	(21,752)	(6,008)

	36,539	29,786	51,543

Cash flow hedging reserve
At beginning of period	51	164	106
Total comprehensive income/(expense) for the period	(49)	(113)	58

	2	51	164

Foreign exchange reserve
At beginning of period	14,265	20,354	15,789
Total comprehensive income/(expense) for the period	(1,985)	(6,089)	4,565

	12,280	14,265	20,354

Other reserves
At beginning of period	29,177	21,879	20,954
Movement in respect of share-based payment arrangements	(11)	677	17
Transfers	1,924	6,603	1,205
Other movements	(1)	(1)	(204)
Total comprehensive expense for the period	(97)	19	(93)

	30,992	29,177	21,879

	Half-year ended 30 June 2012	Half-year ended 31 December 2011	Half-year ended 30 June 2011
	HK$m	HK $m	HK$m

Total shareholders equity
At beginning of period	340,824	337,960	320,130
Shares issued	15,214	7,696	-
Dividends paid	(17,500)	(14,000)	(19,000)
Movement in respect of share-based payment arrangements	(386)	682	103
Other movements	7	17	(232)
Total comprehensive income for the period	50,654	8,469	36,959

	388,813	340,824	337,960

Non-controlling interests
At beginning of period	30,519	28,674	27,305
Dividends paid	(2,171)	(1,593)	(2,171)
Movement in respect of share-based payment arrangements	8	16	10
Other movements	(7)	1	(25)
Total comprehensive income for the period	4,257	3,421	3,555

	32,606	30,519	28,674

Total equity
At beginning of period	371,343	366,634	347,435
Shares issued	15,214	7,696	-
Dividends paid	(19,671)	(15,593)	(21,171)
Movement in respect of share-based payment arrangements	(378)	698	113
Other movements	-	18	(257)
Total comprehensive income for the period	54,911	11,890	40,514

	421,419	371,343	366,634

Consolidated Cash Flow Statement
	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Operating activities

Cash generated from/(used in) operations	(80,261)	73,073
Interest received on financial investments	7,558	6,471
Dividends received on financial investments	105	189
Dividends received from associates	2,165	510
Taxation paid	(5,908)	(4,817)

Net cash inflow/(outflow) from operating activities	(76,341)	75,426

Investing activities

Purchase of financial investments	(156,084)	(282,998)
Proceeds from sale or redemption of financial investments	230,557	322,280
Purchase of property, plant and equipment	(730)	(961)
Proceeds from sale of property, plant and equipment and assets held for sale	40	35
Purchase of other intangible assets	(635)	(815)
Net cash outflow in respect of the acquisition of and increased shareholding ... in a subsidiary	-	(143)
Net cash inflow in respect of the sale of a subsidiary	-	1
Net cash outflow in respect of the purchase of interests in associates and joint ventures	(72)	(218)
Proceeds from the sale of interest in an associate	2,095	8
Net cash inflow/(outflow) from the sale of interest in business portfolios	(12,712)	4,670

Net cash inflow from investing activities	62,459	41,859

Net cash inflow/(outflow) before financing	(13,882)	117,285

Financing

Issue of ordinary share capital	15,214	-
Redemption of preference shares	(1,941)	-
Repayment of subordinated liabilities	-	(1,650)
Ordinary dividends paid	(17,500)	(19,000)
Dividends paid to non-controlling interests	(2,171)	(2,171)
Interest paid on preference shares	(1,235)	(1,355)
Interest paid on subordinated liabilities	(438)	(409)

Net cash outflow from financing	(8,071)	(24,585)

Increase/(decrease) in cash and cash equivalents	(21,953)	92,700

Additional Information

1. Net interest income

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Net interest income	40,992	35,715
Average interest-earning assets	4,119,731	3,877,827
Net interest spread	1.89%	1.76%
Net interest margin	2.00%	1.86%

Net interest income increased as a result of loan growth in all key countries, as well as increasing interest rates in certain countries, notably Hong Kong, mainland China and India.

Average interest-earning assets increased by HK$241,904m or 6% compared with the half-year ended 30 June 2011, largely funded by an increase in average deposits. Average customer lending increased 9% with notable growth in both mortgages and term lending. Financial investments also increased by 4%.

Net interest margin increased by 14 basis points to 2.00% compared with the first half of 2011. Interest rate increases in certain countries led to improved deposit spreads and asset spreads were broadly stable. In addition, the larger increase in customer lending compared to financial investments also contributed to the increase in net interest margin. Net interest spread increased by 13 basis points to 1.89%, whilst the contribution from net free funds increased by one basis point to 11 basis points.

In Hong Kong, the bank recorded an increase in net interest margin of 18 basis points to 1.50%. Net interest spread increased by 17 basis points to 1.49% as deposit spreads improved. Average interest-earning assets increased by 6% compared with 30 June 2011, mainly in customer lending. Net interest income increased on the back of loan growth and the improved net interest margin.

At Hang Seng Bank, the net interest margin increased by 25 basis points to 2.15% and the net interest spread increased by 22 basis points to 2.06%, driven by improvements in deposit and loan spreads, notably in corporate and commercial lending.

In the Rest of Asia-Pacific, the net interest margin was 2.08%, 11 basis points lower than 30 June 2011. The reduction in margin arose as liquidity pressures eased in some markets and the lending environment remained competitive. Notable growth in the loan book was recorded in Singapore, mainland China, Australia and Malaysia.

2. Net fee income

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Account services	1,410	1,241
Credit facilities	1,425	1,423
Import/export	2,596	2,412
Remittances	1,474	1,372
Securities/broking	3,430	4,380
Cards	3,358	3,219
Insurance	456	365
Unit trusts	2,061	2,237
Funds under management	2,022	2,357
Underwriting	793	609
Other	4,003	3,652

Fee income	23,028	23,267
Fee expense	(3,169)	(3,328)

	19,859	19,939

Net fee income decreased marginally by HK$80m compared to 2011.

Fees from securities/broking decreased by 22%, as investor sentiment weakened and turnover reduced following stock market declines in the second half of 2011, while fee income from funds under management declined by 14% on the back of lower asset values. Unit trust fees fell by 8%, notably in Hong Kong where customer preference has shifted towards lower risk products with lower fees, and in both Taiwan and Singapore where sales volumes declined.

Underwriting fees rose by 30%, largely in Hong Kong from our participation in several significant debt capital markets transactions in 2012.

Fee income from account services and cards was up by 14% and 4% respectively. Higher account services fees correlated with growth in both transaction volumes and loans. Card fee income benefited from increased retail spending notably in Hong Kong, coupled with the strong uptake of our dual currency Hong Kong dollar and renminbi credit card. Australia was also higher due to the growth in circulation of co-branded credit cards.

Fees from import/export and remittances increased by 8% and 7% respectively, on the back of growing trade activities from existing and new-to-bank customers, notably in Hong Kong, India, mainland China and Singapore.

3. Net trading income

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Dealing profits	9,659	8,404
Net loss from hedging activities	(17)	(8)
Net interest income on trading assets and liabilities	2,078	2,074
Dividend income from trading securities	424	336

	12,144	10,806

Net trading income increased by HK$1,338m, or 12%, compared to 2011.

Higher dealing profits in Rates came from more volatile market conditions and favourable positioning, notably in Hong Kong, and from Indonesia reflecting the upgrade of the country's credit rating. Foreign exchange income also increased from increased client activities, primarily in Hong Kong, Indonesia, Singapore and Taiwan.

Equities income decreased in 2012, notably in Hong Kong, as business flows reduced and lower revenues were earned from the warrants business as retail participation declined.

4. Gains less losses from financial investments

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Gains on disposal of available-for-sale securities	2,464	192
Impairment of available-for-sale equity investments	(84)	(123)

	2,380	69

Gains less losses from financial investments were HK$2,311m higher than 2011.

Gains on disposal of available-for-sale securities were driven by the gain of HK$2,131m on the sale of our shares in Axis Bank Limited and Yes Bank Limited, two non-core investments in India.

5. Other operating income

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Movement in present value of in-force insurance business	3,100	3,485
Gains on investment properties	259	427
Rental income from investment properties	103	92
Gain/(loss) on disposal of property, plant and equipment, and assets held for sale	19	(23)
Gain on disposal of subsidiaries, associates and business portfolios	2,354	-
Other	2,092	2,207

	7,927	6,188

Other operating income rose by HK$1,739m or 28% in 2012.

The movement in present value of in-force insurance business ('PVIF') decreased by HK$385m or 11%, largely due to the refinement of the calculation of the PVIF asset in 2011 that led to a one-off increase of HK$1,133m. This was partly offset by a favourable market conditions update on existing portfolios in 2012.

Gains on investment properties were lower in 2012 in comparison to 2011, reflecting property market conditions in Hong Kong.

The gain on disposal of subsidiaries, associates and business portfolios includes gains from the sale of our RBWM business in Thailand of HK$811m, from the sale of our Global Private Banking business in Japan of HK$520m and from the sale of an interest in a property company in the Philippines of HK$1,009m.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Net interest income	3,779	3,237
Net fee income	545	454
Net trading loss	(135)	(164)
Net income from financial instruments designated at fair value	875	366
Net earned insurance premiums	27,031	22,882
Movement in present value of in-force insurance business	3,100	3,485
Other operating income	36	179

	35,231	30,439
Net insurance claims incurred and movement in policyholders' liabilities	(26,652)	(23,036)

Net operating income	8,579	7,403

Net interest income increased by 17% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net income from financial instruments designated at fair value was HK$875m compared to HK$366m in 2011 due to investment gains on assets held by the insurance business, mainly due to movements in equity markets. To the extent that revaluation is attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in policyholders' liabilities'.

Net insurance premiums rose by 18% as a result of higher premiums received from policy renewals and successful sales initiatives for annuity products. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policy holders'.

The movement in PVIF decreased by 11%, mainly as a result of a refinement of the calculation of the PVIF asset in 2011. The revised approach explicitly rather than implicitly allows for non-economic risks and the cost of options and guarantees, and led to a one-off increase of HK$1,133m. This was offset in 2012 by a favourable market conditions update on existing portfolios.

7. Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Net charge for impairment of loans and advances to customers
-Individually assessed impairment allowances:
New allowances	1,221	786
Releases	(420)	(651)
Recoveries	(86)	(181)

	715	(46)

- Net charge for collectively assessed impairment allowances	1,185	1,047

Net charge/(release) for other credit risk provisions	316	(13)

Net charge for loan impairment and other credit risk provisions	2,216	988

The charge for loan impairment and other credit risk provisions increased by HK$1,228m in 2012.

The net charge for individually assessed impairment allowances increased by HK$761m in 2012, due to impairment of a corporate exposure in Australia, as well as individual impairment charges in India and New Zealand. The increase was also attributable to lower recoveries and releases in 2012, notably in Hong Kong and India.

The net charge for collectively assessed impairment allowances rose by HK$138m or 13% in 2012, reflecting the overall increase in loans and advances to customers. These were partially offset by lower impairment allowances in Indonesia as the overall portfolio credit quality improved.

The net charge for other credit risk provisions was HK$329m higher, representing charges against off-balance sheet exposures in 2012, notably in Australia.

There were no impairment losses or provisions against held-to-maturity investments
.

8. Employee compensation and benefits

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Wages and salaries	18,056	17,536
Social security costs	473	454
Retirement benefit costs	996	980

	19,525	18,970

Staff numbers by region - full-time equivalent	At 30 June 2012	At 31 December 2011

Hong Kong	26,883	28,835
Rest of Asia-Pacific	40,166	44,695

Total	67,049	73,530

Employee compensation and benefits increased HK$555m or 3%, compared to 2011.

Salaries and wages included termination benefits in 2012 of HK$615m in several countries across the region, compared with HK$28m in 2011, as part of the ongoing strategic review of our business and support functions. This has resulted in a net reduction of more than 6,400 staff numbers since the second half of 2011.

Excluding termination benefits, wages and salaries were marginally lower as reduced staff numbers were offset by wage inflation across the region, as well as business growth including branch expansion in mainland China and Malaysia. Performance-related pay increased marginally, as higher variable pay for GB&M in line with performance was offset by lower share-based payment expenses.

9. General and administrative expenses

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Premises and equipment
- Rental expenses	1,623	1,507
- Amortisation of prepaid operating lease payments	9	9
- Other premises and equipment	1,787	1,702

	3,419	3,218
Marketing and advertising expenses	1,793	1,789
Other administrative expenses	6,385	6,328

	11,597	11,335

General and administrative expenses increased by HK$262m or 2% in 2012.

Premises and equipment expenses included restructuring costs of HK$175m, relating to the sale of the RBWM business in Thailand, the sale of the Global Private Banking business in Japan and the implementation of organisational effectiveness programmes in a number of countries. Excluding restructuring costs, premises and equipment expenses increased slightly, mainly driven by higher property maintenance and rental charges in Hong Kong.

Other administrative expenses rose marginally by HK$57m or 1%. Intercompany expenses were higher in 2012, notably in Hong Kong from higher processing costs consistent with higher transaction volumes, and an increase in IT costs, offset by lower expenditure on legal and business integration costs in India.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank.

On 6 March 2012, Industrial Bank announced a proposal for the private placement of additional share capital. As at 30 June 2012, the proposal is subject to regulatory approvals and, if it proceeds, will dilute our interest in Industrial Bank and lead to a reassessment of the current accounting treatment of the investment.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended 30 June 2012	Half-year ended 30 June 2011
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	3,943	3,363
- Overseas taxation	5,857	4,605
Deferred taxation	(376)	929

	9,424	8,897

The effective tax rate for the first half of 2012 was 16.3%, compared with 19.2% for the first half of 2011. As explained in note 21, the tax expense has been reduced by the implementation of Hong Kong Accounting Standard ('HKAS') 12.

12. Dividends

	Half-year ended 30 June 2012		Half-year ended 30 June 2011
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
- fourth interim dividend in respect of the previous financial year approved and paid during the year	0.83	10,000	1.33	12,000
- first interim dividend paid	0.58	7,500	0.78	7,000

	1.41	17,500	2.11	19,000

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2012 of HK$7,500m (HK$0.41 per ordinary share).

13. Loans and advances to customers

	At 30 June 2012	At 31 December 2011
	HK$m	HK$m

Gross loans and advances to customers	2,233,139	2,142,172

Impairment allowances:
- Individually assessed	(7,137)	(6,894)
- Collectively assessed	(4,381)	(4,407)

	(11,518)	(11,301)

Net loans and advances to customers	2,221,621	2,130,871

Allowances as a percentage of gross loans and advances to customers:
- Individually assessed	0.32%	0.32%
- Collectively assessed	0.20%	0.21%

Total allowances	0.52%	0.53%

14. Impairment allowances against loans and advances to customers

	Individually assessed allowances	Collectively assessed allowances	Total
	HK$m	HK$m	HK$m

At 1 January 2012	6,894	4,407	11,301
Amounts written off	(477)	(1,785)	(2,262)
Recoveries of loans and advances written off in previous years	86	618	704
Net charge to income statement	715	1,185	1,900
Unwinding of discount of loan impairment	(32)	(56)	(88)
Exchange and other adjustments	(49)	12	(37)

At 30 June 2012	7,137	4,381	11,518

15. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 30 June 2012	HK$m	HK$m	HK$m

Residential mortgages	376,414	259,023	635,437

Credit card advances	40,127	31,841	71,968

Other personal	50,465	39,595	90,060

Total personal	467,006	330,459	797,465

Commercial, industrial and international trade	324,724	378,972	703,696

Commercial real estate	162,845	73,985	236,830

Other property-related lending	132,469	53,098	185,567

Government	22,541	3,024	25,565

Other commercial	99,303	128,046	227,349

Total corporate and commercial	741,882	637,125	1,379,007

Non-bank financial institutions	26,473	27,557	54,030

Settlement accounts	2,029	608	2,637

Total financial	28,502	28,165	56,667

Gross loans and advances to customers	1,237,390	995,749	2,233,139

Individually assessed impairment allowances	(1,870)	(5,267)	(7,137)

Collectively assessed impairment allowances	(2,191)	(2,190)	(4,381)

Net loans and advances to customers	1,233,329	988,292	2,221,621

Loans and advances to customers in Hong Kong increased by HK$51bn, or 4%, during the first half of 2012, largely through growth in corporate and commercial lending of HK$34bn, reflecting higher demand primarily in manufacturing and international trade. Residential mortgage lending increased by HK$16bn as the property market remained active.

In the Rest of Asia-Pacific, loans and advances to customers increased by HK$40bn, or 4%, including foreign exchange translation effects of HK$0.2bn. The underlying increase was mainly from growth in corporate and commercial lending of HK$24bn from business growth in mainland China, India, Indonesia, Australia and Singapore. Residential mortgage lending increased by HK$9bn, notably in Singapore, Malaysia, mainland China and Australia.

	Hong Kong	Rest of Asia-Pacific	Total
At 31 December 2011	HK$m	HK$m	HK$m

Residential mortgages	360,368	247,767	608,135

Credit card advances	41,200	31,849	73,049

Other personal	51,339	38,093	89,432

Total personal	452,907	317,709	770,616

Commercial, industrial and international trade	295,729	365,579	661,308

Commercial real estate	158,222	74,041	232,263

Other property-related lending	134,910	49,659	184,569

Government	22,669	7,471	30,140

Other commercial	96,398	117,205	213,603

Total corporate and commercial	707,928	613,955	1,321,883

Non-bank financial institutions	24,799	23,300	48,099

Settlement accounts	1,236	338	1,574

Total financial	26,035	23,638	49,673

Gross loans and advances to customers	1,186,870	955,302	2,142,172

Individually assessed impairment allowances	(2,174)	(4,720)	(6,894)

Collectively assessed impairment allowances	(2,254)	(2,153)	(4,407)

Net loans and advances to customers	1,182,442	948,429	2,130,871

16. Other assets

	At	At
	30 June	31 December
	2012	2011
	HK$m	HK$m

Current taxation recoverable	507	676
Assets held for sale	5,482	8,117
Prepayments and accrued income	4,252	3,135
Accrued interest receivable	14,635	14,524
Acceptances and endorsements	36,077	31,750
Other accounts	42,422	42,002

	103,375	100,204

17. Customer accounts

	At 30 June 2012	At 31 December 2011
	HK$m	HK$m

Current accounts	753,885	696,435
Savings accounts	1,875,638	1,826,893
Other deposit accounts	957,378	1,041,673

	3,586,901	3,565,001

Customer accounts increased by HK$22bn during the first half of 2012.

In Hong Kong, customer accounts increased by HK$30bn and in the Rest of Asia-Pacific, customer accounts decreased by HK$8bn compared with 31 December 2011.

The group's advances-to-deposits ratio increased to 61.9% at 30 June 2012, from 59.8% at 31 December 2011, as more of the commercial surplus was deployed to customer lending.

18. Other liabilities and provisions

	At	At
	30 June	31 December
	2012	2011
	HK$m	HK$m

Accruals and deferred income	19,489	23,286
Liabilities held for sale	9,572	21,970
Provisions for liabilities and charges	2,439	1,686
Acceptances and endorsements	36,077	31,750
Share based payment liability to HSBC Holdings plc	2,522	2,729
Other liabilities	41,078	26,893

	111,177	108,314

19. Contingent liabilities and commitments

	At 30 June 2012	At 31 December 2011
	HK$m	HK$m

Contract amount:

Contingent liabilities	213,447	192,787
Commitments	1,545,687	1,472,638

	1,759,134	1,665,425

20. Fair value of financial instruments

The following table provides an analysis of the basis for the valuation of financial assets and financial liabilities measured at fair value in the consolidated financial statements:

		Valuation techniques
	Quoted market price Level 1	using observable inputs Level 2	with significant non - observable inputs Level 3	Third party total	Amounts with HSBC entities	Total
At 30 June 2012	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Assets

Trading assets	274,812	169,439	734	444,985	-	444,985

Financial assets designated at fair value	40,196	18,828	2,969	61,993	-	61,993

Derivatives	4,580	291,079	1,355	297,014	88,552	385,566

Available-for-sale investments	610,831	407,120	14,999	1,032,950	-	1,032,950

Liabilities

Trading liabilities	70,420	114,396	12,315	197,131	-	197,131

Financial liabilities designated at fair value	-	41,171	-	41,171	-	41,171

Derivatives	6,585	283,821	1,037	291,443	94,189	385,632

At 31 December 2011

Assets

Trading assets	306,444	140,294	1,230	447,968	-	447,968

Financial assets designated at fair value	33,552	20,637	3,481	57,670	-	57,670

Derivatives	3,146	286,765	1,408	291,319	85,977	377,296

Available-for-sale investments	544,954	459,528	17,085	1,021,567	-	1,021,567

Liabilities

Trading liabilities	53,214	103,703	14,514	171,431	-	171,431

Financial liabilities designated at fair value	-	40,392	-	40,392	-	40,392

Derivatives	6,117	285,427	1,045	292,589	90,663	383,252

During the first half of 2012, the amounts of financial assets transferred in and out of Level 3 in the fair value hierarchy were HK$433m and HK$2,860m respectively (Second half 2011: HK$1,174m and HK$2,842m). The amounts of financial liabilities transferred in and out of Level 3 were HK$315m and HK$3,563m respectively (Second half 2011: HK$399m and HK$5,293m). There were no significant transfers between Level 1 and Level 2 in the period.

 21. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 36 to 57 of the
2011 Annual Report and Accounts.
A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2012. None has a material impact on the group.

Following the amendment to HKAS 12 issued by the Hong Kong Institute of Certified Public Accountants in December 2010, deferred taxes on investment property, carried under the fair value model in HKAS 40, will be measured on the presumption that an investment property is recovered entirely through sale. The presumption is rebutted if the investment property is held within a business whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. This amendment is effective in 2012.

The application of the amendment to HKAS 12 does not have a material effect on the group's consolidated financial statements and, consequently, has been applied prospectively. Accordingly, the tax expense for the six months ended 30 June 2012 has been reduced by a write back of HK$667m and the share of profit in associates and joint ventures has been increased by a write back of HK$220m, both in respect of prior periods.

22. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2012, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

23. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2011 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 27 February 2012. The Annual Report and Accounts for the year ended 31 December 2011, which include the statutory accounts, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website:
www.hsbc.com.hk.

24. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

25. Post balance sheet events

Further to the announcement of 7 March 2012, Hang Seng Bank Limited completed, on 9 July 2012, the sale of its wholly owned subsidiary, Hang Seng General Insurance (Hong Kong) Company Limited. The disposal gain of about HK$350m will be recognised in the second half of 2012.

On 26 July 2012, The Hongkong and Shanghai Banking Corporation Limited announced that it had entered into an agreement to sell its 44% shareholding in Global Payments Asia-Pacific Limited (GPAP), a card processing joint venture, to partner Global Payments Inc., for a consideration of US$242m in cash. The transaction, which is subject to regulatory approvals and the agreement of the terms of ancillary commercial contracts, is expected to complete during the second half of 2012.

26. Statement of compliance

The information in this news release for the half-year ended 30 June 2012 complies with HKAS 34, Interim Financial Reporting.

Media enquiries to:
Gareth Hewett                    Telephone no: + 852 2822 4929

Helen Lam                          Telephone no: + 852 2822 4992

Margrit Chang                    Telephone no: + 852 2822 4983

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 July 2012